Exhibit 99.1

Jumia reports Second Quarter 2022 results

Continued usage growth and accelerating monetization

Orders increased by 35% year-over-year

GMV increased by 21% year-over-year

Revenue increased by 42% year-over-year

Lagos, August 10, 2022 – Jumia Technologies AG (NYSE: JMIA) (“Jumia” or the “Company”) announced today its financial results for the second quarter ended June 30, 2022.

Results highlights for the second quarter 2022

	For the three months ended June 30
	As reported		YoY	As reported	Constant currency	YoY
In USD million, unless otherwise stated	2021	2022	Change	2021	2022	Change
Quarterly Active Consumers (million)	2.7	3.4	24.9%	n.a.	n.a.	n.a.
Orders (million)	7.6	10.3	35.0%	n.a.	n.a.	n.a.
Gross Merchandise Value (“GMV”)	223.5	271.1	21.3%	223.5	299.5	34.0%
Total Payment Value (“TPV”)	56.6	74.2	31.0%	56.6	82.1	45.0%
TPV as % of GMV	25.3%	27.4%		25.3%	27.4%

Revenue	40.2	57.3	42.5%	40.2	62.8	56.0%
Gross Profit	26.8	30.4	13.6%	26.8	33.1	23.7%
Fulfillment expense	(19.1)	(27.8)	45.8%	(19.1)	(30.8)	61.6%
Sales and Advertising expense	(17.1)	(22.2)	29.7%	(17.1)	(23.2)	36.0%
Technology and Content expense	(8.4)	(14.3)	70.5%	(8.4)	(15.4)	83.5%
G&A expense, excluding SBC	(26.6)	(26.6)	0.0%	(26.6)	(29.5)	10.8%
Adjusted EBITDA	(41.6)	(57.2)	37.4%	(41.6)	(62.2)	49.3%
Operating Loss	(51.6)	(67.7)	31.3%	(51.6)	(73.9)	43.4%

“We remain focused on scaling the business towards profitability. In the second quarter of 2022, we have successfully delivered on each building block of our path to profitability: usage growth momentum, monetization acceleration and cost discipline.

Despite a deteriorating macro environment, we maintained a strong pace of usage growth. Orders, Quarterly Active Consumers and GMV grew by 35%, 25% and 21% respectively, on a year-over-year basis. Leveraging robust usage growth, we further accelerated monetization. Gross Profit and Marketplace revenue were up 14% and 17% year-over-year respectively, the fastest growth rates of the past 5 quarters.

In the context of rising inflation and input cost pressure, cost discipline remains a top priority for us. We drove usage growth and monetization acceleration with lower-than-expected marketing investments with Sales & Advertising expense of $41.0 million in the first half of 2022 compared to our guidance of $50-55 million.” commented Jeremy Hodara and Sacha Poignonnec, Co-Chief Executive Officers of Jumia.

“We believe we are now past the peak of quarterly Adjusted EBITDA losses reached in the fourth quarter of 2021 and intend to redouble our efforts to reach profitability, leveraging our strong business fundamentals. We intend to reduce Adjusted EBITDA losses starting from the second half of 2022 with a 12% to 29% decrease year-over-year. We are confident our consistent and disciplined execution will help us reach profitability and build an even stronger and more relevant platform.”

SECOND QUARTER 2022- BUSINESS HIGHLIGHTS

USAGE GROWTH MOMENTUM

The second quarter of 2022 was marked by the 10th edition of the Jumia Anniversary campaign, which saw record levels of consumer engagement. We recorded 28 million unique visitors on the platform, up 15% year-over-year, while our video content went viral reaching a record of 116 million views, up 55% year-over-year. This demonstrates our ability to produce highly relevant and engaging content for our consumers across Africa.

In parallel, we remained focused on enhancing the convenience of our services and speed of delivery. We handled over 3 million packages during the event, up 18% year-over-year, while our average end-to-end delivery time (excluding Zando in South Africa) was 1.6 business days, down 17% year-over-year, demonstrating the increasing efficiency of our logistics services as we scale volumes.

MONETIZATION ACCELERATION

As we grow usage, we are accelerating monetization with diversified revenue streams. In the second quarter of 2022, 86% of the yearly growth in marketplace revenue came from Marketing & Advertising and Value-Added Services, which are newer revenue streams compared to commissions and fulfillment revenue.

In particular, Marketing & Advertising revenue reached an all-time high of $4.6 million, surpassing the previous record of $4.2 million reached in the fourth quarter of 2021. This is a result of our sustained efforts over the past couple of years to build a comprehensive suite of solutions for sellers and third-party advertisers. We are also working on increasing the take-up by our sellers of our ad solutions, through a combination of seller education campaigns and data analytics to support campaign performance. This drove an increase of sponsored products take-up by sellers by over 80% year-over-year during the quarter, while the return on seller ad spend increased by 44% over the same period.

INCREASING COST EFFICIENCY

In the context of increasing cost inflation, we are maintaining strong discipline across the full cost structure and are focused on driving efficiency gains. Outlined below are selected examples of ongoing logistics efficiency initiatives aimed at offsetting the impact of fuel and wage inflation.

●	Freight & Shipping initiatives: The broader roll-out of next-day free shipping is driving robust volume growth, allowing us to negotiate volume rebates with our third-party logistics partners in the relevant areas. We are also leveraging our increased network of pick-up stations to drive more pick-up stations deliveries, which are cheaper than door delivery. Lastly, we are leveraging technology to further optimize volume allocation, particularly in food delivery with a view to reducing rider waiting time and overall rider capacity needs.

●	Process optimization in warehouses: We are making significant enhancements to our fulfillment center operations. We are working to reduce consumption of packaging in both inbound and outbound logistics and implementing specific initiatives at category level. In grocery for example, we are replacing packaging material by reusable bins in which customer orders are placed. In parallel, we have updated our cycle count methodology in warehouses, adjusting the cycle count frequency to the average item value, with more frequent cycle counts for the highest value items. This is allowing us to both enhance controls on the highest value inventory and drive savings in overall handling and inventory costs.

IMPACT INITIATIVES

We have outlined below selected sustainability initiatives, in line with our objective to minimize environmental impact, which is one of the material themes highlighted in our inaugural ESG report released in May 2022.

In Nigeria, we partnered with Errand360 to offer eco-friendly, bicycle-powered meal deliveries to our customers. This partnership will help us reduce our carbon emissions and delivery costs thanks to lower maintenance costs and zero spend on fuel. In Morocco, we partnered with TotalEnergies to allow customers to pick up their orders across 50 petrol stations in the country by the end of 2022. This will help us reduce carbon emissions vs door delivery while offering a cheaper and convenient delivery solution to consumers.

SELECTED OPERATIONAL KPIs

1.	Marketplace KPIs

	For the three months ended			For the six months ended
	June 30,		YoY	June 30,		YoY
	2021	2022	Change	2021	2022	Change
Quarterly Active Consumers (million)	2.7	3.4	24.9%	n.a.	n.a.	n.a.
Orders (million)	7.6	10.3	35.0%	14.3	19.6	37.5%
GMV (USD million)	223.5	271.1	21.3%	422.4	523.7	24.0%

●	Quarterly Active Consumers reached 3.4 million, up 25% year-over-year, supported by continued momentum in both customer acquisition and repurchase. Our consumer cohorts are exhibiting much stronger repurchase momentum as a result of the growth acceleration initiatives undertaken over the past year. The average 90-day repurchase rate of the cohort of new consumers acquired in the first quarter of 2022 reached 44%, compared to 38% for the first quarter of 2021 cohort. Similarly, we are seeing an improvement in the quarterly purchase frequency, which reached 3.1 orders in the second quarter of 2022 compared to 2.8 orders in the second quarter of 2021.
●	Orders reached 10.3 million, up 35% year-over-year. The growth trends by product category illustrate the success of the strategic focus on everyday product categories, supported by sustained marketing investments:
o	The fastest growing category in terms of items sold was FMCG, which increased by 95% year-over-year, supported by the momentum of the grocery sub-category, which we are currently developing. The second fastest growing category in terms of items sold was Food Delivery, which maintained very strong momentum, growing by 67% year-over-year. Food Delivery was the second-largest category in terms of items sold after Fashion, accounting for 17% of items sold in the second quarter of 2022, compared to 14% in the second quarter of 2021.
o	Despite continued supply chain volatility and FX headwinds, volume growth momentum accelerated in the Phones and Electronics categories. Items sold across these two categories were up 25% year-over-year in the second quarter of 2022, compared to 19% and 10% in the first quarter of 2022 and fourth quarter of 2021, respectively.
●	GMV reached $271.1 million, up 21% on a year-over-year basis and 34% on a constant currency basis.
o	FX was a headwind to GMV performance in the second quarter of 2022 with 10 of our 11 local currencies depreciating against the USD. In particular, in the first half of 2022 compared to the first half of 2021, the Egyptian Pound and the West African CFA Franc both depreciated by 10% against the USD while the Nigerian Naira depreciated by 7%.
o	In terms of category trends, we observed continued year-over-year diversification of GMV in favor of everyday categories, and in particular, the increased GMV contribution from non-physical goods. The GMV contribution of food delivery and JumiaPay app services increased from 14% in the second quarter of 2021 to 18% in the second quarter of 2022 as a result of strong growth across these categories reaching 55% year-over-year in the second quarter of 2022. The fastest growing physical goods category in GMV terms was FMCG, which was up 37% year-over-year, supported by the strong volume growth in the grocery sub-category.

2.	JumiaPay KPIs

	For the three months ended			For the six months ended
	June 30,		YoY	June 30,		YoY
	2021	2022	Change	2021	2022	Change
TPV (USD million)	56.6	74.2	31.0%	108.3	144.9	33.7%
JumiaPay Transactions (million)	2.7	3.4	24.6%	5.1	6.6	28.0%

●	TPV increased by 31% year-over-year and 45% on a constant currency basis, supported by the robust GMV growth. On-platform penetration of JumiaPay as a percentage of GMV reached 27% in the second quarter of 2022 up from 25% in the second quarter of 2021 as we focused on increasing the penetration of JumiaPay in a disciplined and gradual manner.
●	JumiaPay Transactions reached 3.4 million in the second quarter of 2022, increasing by 25% year-over-year, supported by accelerating volume growth across the business, in the Food Delivery category in particular.

Overall, 33% of Orders placed on the Jumia platform in the second quarter of 2022 were completed using JumiaPay, compared to 35% in the second quarter of 2021. The growth in JumiaPay Transactions in our e-commerce and food delivery platforms outpaced the growth of JumiaPay app Transactions. As JumiaPay penetration is almost 100% on the JumiaPay app, the reduced share of JumiaPay app in the transactions mix led to a decline in the overall JumiaPay Transactions penetration as % of Orders.

SELECTED FINANCIAL INFORMATION

	For the three months ended			For the six months ended
	June 30,		YoY	June 30,		YoY
(USD million)	2021	2022	Change	2021	2022	Change
Revenue	40.2	57.3	42.5%	73.2	104.9	43.3%
Marketplace revenue	26.2	30.7	17.4%	50.5	57.1	13.0%
Commissions	9.3	10.6	13.5%	18.4	19.2	4.2%
Fulfillment	8.3	7.7	(7.2)%	16.9	15.6	(7.3)%
Marketing & Advertising	2.6	4.6	76.5%	4.5	7.3	61.3%
Value Added Services	6.0	7.9	31.5%	10.7	15.0	39.4%
First Party revenue	13.0	25.0	92.4%	20.8	44.6	114.9%
Other revenue	1.1	1.6	49.6%	1.9	3.2	66.4%

Gross Profit	26.8	30.4	13.6%	51.3	58.1	13.1%

Fulfillment expense	(19.1)	(27.8)	45.8%	(36.2)	(52.1)	43.9%
Sales and Advertising expense	(17.1)	(22.2)	29.7%	(26.8)	(41.0)	53.0%
Technology and Content expense	(8.4)	(14.3)	70.5%	(16.7)	(27.2)	63.5%
General and Administrative expense ("G&A")	(34.2)	(34.3)	0.1%	(64.4)	(72.8)	13.1%
of which Share Based Compensation ("SBC")	(7.6)	(7.6)	0.5%	(13.4)	(16.1)	20.4%
G&A expense, excluding SBC	(26.6)	(26.6)	0.0%	(51.1)	(56.8)	11.1%

Adjusted EBITDA	(41.6)	(57.2)	37.4%	(74.2)	(112.5)	51.7%

Operating loss	(51.6)	(67.7)	31.3%	(92.2)	(134.1)	45.5%

Revenue

●	Revenue reached $57.3 million in the second quarter of 2022, up 42% on a year-over-year basis and 56% on a constant currency basis. This increase was driven by the strong growth in First Party revenue, which accelerated by 92% in the second quarter of 2022, on a year-over-year basis, supported by the strong momentum in the FMCG and grocery sub-category in particular.

To support usage growth, we continue to deploy consumer incentives in the form of promotional discounts, which are accounted for as revenue deductions. Strategic use of consumer incentives on selected products or categories helps us drive conversion and is a core part of our strategy to scale the business towards profitability. Revenue is presented net of consumer incentives, which reached $8.2 million in the second quarter of 2022 compared to $4.5 million in the second quarter of 2021. Consumer incentives related to First Party revenue reached $2.0 million in the second quarter of 2022, compared to $0.9 million in the second quarter of 2021.

We are currently focused on enhancing the efficiency of our promotional investments. The ratio of consumer incentives as a percentage of revenue has been improving sequentially from 18% in the fourth quarter of 2021 to 15% in the first quarter of 2022 and 14% in the second quarter of 2022.

●	Marketplace revenue reached $30.7 million in the second quarter of 2022, up 17% on a year-over-year basis, the fastest growth rate in the past 7 quarters. This was supported by the strong momentum in Marketing & Advertising and Value Added Services revenue streams.
o	Marketing & Advertising revenue reached an all-time high of $4.6 million, surpassing the previous record of $4.2 million reached in the fourth quarter of 2021. This increase was supported by an acceleration in the number of campaigns run by over 140%, driven by the increased take-up of our ad solutions by both our sellers and third-party advertisers.
o	Value Added Services revenue reached $7.9 million, increasing by 32% year-over-year, partly as a result of increased logistics revenue from local and international sellers.
o	Commission revenue reached $10.6 million, the highest level in the past 6 quarters, increasing by 13% year-over-year. Despite the continued increase in relevant consumer incentives from $2.7 million in the second quarter of 2021 to $4.0 million in the second of quarter of 2022, commission revenue growth was supported by selected take-rate increases implemented starting in May 2022.
o	Fulfillment revenue reached $7.7 million, down 7% year-over-year, due to a broader deployment of next day free delivery. Fulfillment revenue is net of consumer incentives in the form of shipping discounts and free shipping campaigns, which increased from $0.9 million inthe second quarter of 2021 to $2.2 million in the second quarter of 2022.
o	Other revenue was up 50% year-over-year reaching $1.6 million, largely attributable to the strong momentum of our logistics-as-a-service offering, which generated over $1.0 million revenue in the second quarter of 2022.

Gross Profit

Gross profit reached $30.4 million in the second quarter of 2022, up 14% year-over-year, the fastest growth rate in the past 5 quarters, supported by the marketplace revenue growth. On a constant currency basis, Gross profit was up 24% year-over-year. Gross profit is net of consumer incentives, which we consider as growth investments and which increased from $4.5 million in the second quarter of 2021 to $8.2 million in the second quarter of 2022.

Fulfillment Expense

Fulfillment expense reached $27.8 million, up 46% year-over-year and up 62% on a constant currency basis. This was a result of volume growth and inflationary pressure on fuel and wages, partly offset by scale efficiencies and productivity enhancements. Fulfillment expense includes both the costs associated with Jumia platform Orders, which increased by 35% year-over-year in the second quarter of 2022, and the costs associated with our logistics-as-a-service packages, which reached 2.6 million packages in the second quarter of 2022, more than doubling year-over-year.

Sales and Advertising Expense

Sales and Advertising expense reached $22.2 million in the second quarter of 2022, up 30% year-over-year and 36% on a constant currency basis. The Sales & Advertising expense in the first half of 2022 reached $41.0 million, lower than the $50-55 million communicated as part of the guidance in the prior 2 quarters, as we were able to maintain robust usage growth with lower-than-expected levels of marketing spend. While we continued increasing our marketing investments in the first quarter of 2022 on a year-over-year basis, we did so at a much slower pace compared to the prior two quarters where Sales & Advertising expense was up 159% and 94% in the fourth quarter 2021 and first quarter 2022 respectively.

In parallel, we rebalanced our marketing investment mix with an increased share of offline media and video advertising to drive awareness and activation. In the second quarter of 2022, 45% of our Sales & Advertising expense was allocated to offline media and video advertising, 42% to online marketing campaigns, and 13% to staff costs. In the second quarter of 2021, offline media and video advertising accounted for only 29% of the Sales & Advertising spend, with online marketing campaigns and staff costs representing 58% and 13%, respectively.

Technology and Content Expense

Technology and Content expense reached $14.3 million in the second quarter of 2022, up 70% year-over-year and 83% on a constant currency basis. This was mostly due to technology staff costs increases as a result of headcount increases completed in the second half of 2021, to accelerate the development of new products and features for our e-commerce and payment activities.

General and Administrative Expense

General & Administrative expense, excluding SBC, reached $26.6 million in the second quarter of 2022, flat year-over-year and up 11% on a constant currency basis.

Operating loss

Operating loss was $67.7 million, up 31% year-over-year and 43% on a constant currency basis, as a result of operating expenses increases partly offset by gross profit expansion.

Cash Position

●	At June 30, 2022, we had a liquidity position of $350.8 million comprised of $53.8 million of cash and cash equivalents and $297.0 million of Term deposits and other financial assets.
●	Quarterly cash utilization, defined as the net decrease in cash & cash equivalents adjusted for FX effects and movements in term deposits and other financial assets, reached $63.7 million. Working capital during the quarter had a neutral cash effect as an increase in Trade Payables related to the Jumia Anniversary campaign was offset by increases in Trade Receivables and Inventory.

GUIDANCE

We continue to expect GMV growth of at least 15% for the full year 2022 compared to the full year 2021.

We expect Gross profit to reach between $75 million and $85 million in the second half of 2022.

We expect to spend between $35 million and $45 million on Sales & Advertising in the second half of 2022.

For the full year 2022, we continue to expect an Adjusted EBITDA loss of $200 million to $220 million. As a result, we expect an Adjusted EBITDA loss of $87 million to $107 million in the second half of 2022, implying a year-over-year decrease in Adjusted EBITDA loss of 12 to 29%. On a quarterly basis, we believe the peak of Adjusted EBITDA losses was reached in the fourth quarter of 2021.

For the full year 2023, we expect Adjusted EBITDA loss to be lower than for the full year 2022.

We are reducing our capex guidance for the full year 2022 from $15-25 million to $10-15 million as we slow down the phasing of logistics capacity expansion.

The above forward-looking statements reflect our expectations as of August 10, 2022, are subject to change and involve inherent risks, which are partially or fully beyond our control. These risks include but are not limited to new potential disruptions caused by COVID-19, global supply chain issues, the broader economic impact of the ongoing Russia-Ukraine conflict as well as political and economic conditions across countries where we operate.

CONFERENCE CALL AND WEBCAST INFORMATION

Jumia will host a conference call today, August 10, 2022 at 8:30 a.m. U.S. Eastern Time to discuss Jumia’s results. Details of the conference call are as follows:

US Toll Free: 888-506-0062

International: 973-528-0011

UK Toll Free: 0800 520 0845

Entry Code: 203823

A live webcast of the earnings conference call can be accessed on the Jumia Investor Relations website: https://investor.jumia.com/

An archived webcast will be available following the call.

(UNAUDITED)

Consolidated statement of comprehensive income as of June 30, 2021 and 2022

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
In thousands of USD	2021	2022	2021	2022
Revenue	40,241	57,324	73,229	104,918
Cost of revenue	13,485	26,919	21,888	46,839
Gross profit	26,756	30,405	51,341	58,079
Fulfillment expense	19,082	27,827	36,219	52,118
Sales and advertising expense	17,081	22,162	26,800	40,998
Technology and content expense	8,372	14,272	16,655	27,226
General and administrative expense	34,236	34,279	64,427	72,843
Other operating income	445	410	659	1,018
Other operating expense	5	5	75	27
Operating loss	(51,575)	(67,730)	(92,176)	(134,115)
Finance income	1,821	2,954	20,043	6,641
Finance costs	1,739	3,920	4,027	10,555
Loss before Income tax	(51,493)	(68,696)	(76,160)	(138,029)
Income tax expense	(303)	268	(27)	404
Loss for the period	(51,190)	(68,964)	(76,133)	(138,433)
Attributable to:
Equity holders of the Company	(51,184)	(68,971)	(76,120)	(138,430)
Non-controlling interests	(6)	7	(13)	(3)
Loss for the period	(51,190)	(68,964)	(76,133)	(138,433)
Other comprehensive income/loss to be classified to profit or loss in subsequent periods
Exchange differences on translation of foreign operations - net of tax	16,179	33,552	(35,184)	83,027
Other comprehensive income / (loss) on net investment in foreign operations - net of tax	(16,352)	(34,113)	18,905	(83,892)
Other comprehensive income / (loss) on financial assets at fair value through OCI	—	(1,460)	—	(8,697)
Other comprehensive income / (loss)	(173)	(2,021)	(16,279)	(9,562)
Total comprehensive loss for the period	(51,363)	(70,985)	(92,412)	(147,995)
Attributable to:
Equity holders of the Company	(51,342)	(70,992)	(92,408)	(148,001)
Non-controlling interests	(21)	7	(4)	6
Total comprehensive loss for the period	(51,363)	(70,985)	(92,412)	(147,995)

(UNAUDITED)

Consolidated statement of financial position as of December 31, 2021 and June 30, 2022

	As of
	December 31,	June 30,
In thousands of USD	2021	2022
Assets
Non-current assets
Property and equipment	21,824	28,075
Intangible assets	327	239
Deferred tax assets	665	612
Other non-current assets	2,278	2,714
Total Non-current assets	25,094	31,640
Current assets
Inventories	10,948	17,998
Trade and other receivables	18,350	33,137
Income tax receivables	1,468	1,547
Other taxes receivables	3,775	4,350
Prepaid expenses	5,672	12,030
Term deposits and other financial assets	395,715	297,008
Cash and cash equivalents	117,090	53,767
Total Current assets	553,018	419,837
Total Assets	578,112	451,477
Equity and Liabilities
Equity
Share capital	234,154	234,154
Share premium	1,736,469	1,736,469
Other reserves	164,675	171,894
Accumulated losses	(1,722,260)	(1,860,687)
Equity attributable to the equity holders of the Company	413,038	281,830
Non-controlling interests	(454)	(443)
Total Equity	412,584	281,387
Liabilities
Non-current liabilities
Non-current borrowings	8,631	10,801
Deferred tax liabilities	—	—
Provisions for liabilities and other charges – non-current	676	1,114
Deferred income – non-current	875	613
Trade and other payables – non-current	769	154
Total Non-current liabilities	10,951	12,682
Current liabilities
Current borrowings	3,906	4,686
Trade and other payables	76,077	90,381
Income tax payables	13,281	12,978
Other taxes payable	18,952	12,227
Provisions for liabilities and other charges	36,409	31,867
Deferred income	5,952	5,269
Total Current liabilities	154,577	157,408
Total Liabilities	165,528	170,090
Total Equity and Liabilities	578,112	451,477

(UNAUDITED)

Consolidated statement of cash flows as of June 30, 2021 and 2022

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
In thousands of USD	2021	2022	2021	2022
Loss before Income tax	(51,493)	(68,696)	(76,160)	(138,029)
Depreciation and amortization of tangible and intangible assets	2,340	2,866	4,642	5,499
Impairment losses on loans, receivables and other assets	1,432	821	2,026	1,812
Impairment losses on obsolete inventories	339	1,246	669	1,676
Share-based payment expense	7,602	7,644	13,356	16,084
Net (gain)/loss from disposal of tangible and intangible assets	(1)	—	30	—
Change in provision for other liabilities and charges	839	(4,562)	1,826	(3,750)
Lease modification (income)/expense	—	9	(7)	8
Interest (income)/expenses	375	(661)	736	(1,570)
Net foreign exchange (gain)/loss	(76)	600	(15,163)	233
Net (gain)/loss on financial instruments at fair value through profit or loss	—	1,668	—	6,784
Impairment losses on financial assets at fair value through OCI	—	(151)	—	(30)
Net (gain)/loss recognised on disposal of debt instruments held at FVOCI	—	1,317	—	1,317
Share-based payment expense - settlement	—	(375)	—	(375)
(Increase)/Decrease in trade and other receivables, prepayments and VAT receivables	(3,000)	(11,730)	(2,361)	(25,933)
(Increase)/Decrease in inventories	(2,200)	(3,590)	(3,868)	(9,733)
Increase/(Decrease) in trade and other payables, deferred income and VAT payables	18,631	15,731	13,851	13,085
Income taxes paid	(875)	(474)	(1,196)	(882)
Net cash flows used in operating activities	(26,087)	(58,337)	(61,619)	(133,804)
Cash flows from investing activities
Purchase of property and equipment	(1,510)	(3,708)	(1,952)	(5,355)
Proceeds from disposal of property and equipment	1	1	11	2
Purchase of intangible assets	—	—	(18)	(18)
Interest received	63	1,853	111	2,611
Movement in other non-current assets	68	(250)	96	(578)
Movement in term deposits and other financial assets	65	30,440	166	81,623
Net cash flows (used in) / from investing activities	(1,313)	28,336	(1,586)	78,285
Cash flows from financing activities
Interest settled - financing	(20)	(1)	(29)	(5)
Payment of lease interest	(399)	(338)	(789)	(684)
Repayment of lease liabilities	(2,353)	(2,953)	(2,974)	(4,054)
Equity transaction costs	(2,644)	—	(7,547)	—
Capital contributions	103,498	—	348,646	—
Net cash flows (used in) / from financing activities	98,082	(3,292)	337,307	(4,743)
Net decrease/increase in cash and cash equivalents	70,682	(33,293)	274,102	(60,262)
Effect of exchange rate changes on cash and cash equivalents	(2,461)	(1,636)	(10,378)	(3,061)
Cash and cash equivalents at the beginning of the period	569,434	88,696	373,931	117,090
Cash and cash equivalents at the end of the period	637,655	53,767	637,655	53,767

Forward Looking Statements

This release includes forward-looking statements. All statements other than statements of historical facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “believes,” “estimates”, “potential” or “continue” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statement, including, without limitation, the risks described under Item 3. “Key Information—D. Risk Factors,” in our Annual Report on Form 20-F as filed with the US Securities and Exchange Commission. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor our advisors nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Neither we nor our advisors undertake any obligation to update any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations, except as may be required by law. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

Non-IFRS and Operating Metrics

Changes, percentages, ratios and aggregate amounts presented have been calculated on the basis of unrounded figures.

This release includes certain financial measures and metrics not based on IFRS, including Adjusted EBITDA, as well as operating metrics, including Quarterly Active Consumers, Orders and GMV. We define Quarterly Active Consumers, Orders, GMV, Total Payment Volume, JumiaPay Transactions and Adjusted EBITDA as follows:

Quarterly Active Consumers means unique consumers who placed an order for a product or a service on our platform, within the 3-month period preceding the relevant date, irrespective of cancellations or returns.

We believe that Quarterly Active Consumers are useful indicators of the adoption of our offering by consumers in our markets.

Orders corresponds to the total number of orders for products and services on our platform, irrespective of cancellations or returns, for the relevant period.

We believe that the number of orders is a useful indicator to measure the total usage of our platform, irrespective of the monetary value of the individual transactions.

Gross Merchandise Value (“GMV”) corresponds to the total value of orders for products and services, including shipping fees, value added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns for the relevant period.

We believe that GMV is a useful indicator for the usage of our platform that is not influenced by shifts in our sales between first-party and third-party sales or the method of payment.

We use Quarterly Active Consumers, Orders and GMV as some of many indicators to monitor usage of our platform.

Total Payment Volume (“TPV”) corresponds to the total value of orders for products and services for which JumiaPay was used including shipping fees, value-added tax, and before deductions of any discounts or vouchers, irrespective of cancellations or returns, for the relevant period.

We believe that TPV, which corresponds to the share of GMV for which JumiaPay was used, provides a useful indicator of the development, and adoption by consumers, of the payment services offerings we make available, directly and indirectly, through JumiaPay.

JumiaPay Transactions corresponds to the total number of orders for products and services on our marketplace for which JumiaPay was used, irrespective of cancellations or returns, for the relevant period.

We believe that JumiaPay Transactions provides a useful indicator of the development, and adoption by consumers, of the cashless payment services offerings we make available for orders on our platform irrespective of the monetary value of the individual transactions.

We use TPV and the number of JumiaPay Transactions to measure the development of our payment services and the progressive conversion of cash on delivery orders into prepaid orders.

General and administrative expense, excluding SBC, corresponds to the General & Administrative (“G&A”) expense excluding share-based payment expense (“SBC”). We use this metric to measure the development of our G&A costs exclusive of the impact of SBC which is mainly a non-cash expense, influenced, in part, by share price fluctuations.

Adjusted EBITDA corresponds to loss for the period, adjusted for income tax expense (benefit), finance income, finance costs, depreciation and amortization and further adjusted for share-based payment expense.

Adjusted EBITDA is a supplemental non-IFRS measure of our operating performance that is not required by, or presented in accordance with, IFRS. Adjusted EBITDA is not a measurement of our financial performance under IFRS and should not be considered as an alternative to loss for the period, loss before income tax or any other performance measure derived in accordance with IFRS. We caution investors that amounts presented in accordance with our definition of Adjusted EBITDA may not be comparable to similar measures disclosed by other companies, because not all companies and analysts calculate Adjusted EBITDA in the same manner. We present Adjusted EBITDA because we consider it to be an important supplemental measure of our operating performance. Management believes that investors’ understanding of our performance is enhanced by including non-IFRS financial measures as a reasonable basis for comparing our ongoing results of operations. By providing this non-IFRS financial measure, together with a reconciliation to the nearest IFRS financial measure, we believe we are enhancing investors’ understanding of our business and our results of operations, as well as assisting investors in evaluating how well we are executing our strategic initiatives.

Management uses Adjusted EBITDA:

•

as a measurement of operating performance because it assists us in comparing our operating performance on a consistent basis, as it removes the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our internal annual operating budget and financial projections;
•	to evaluate the performance and effectiveness of our strategic initiatives; and
•	to evaluate our capacity to expand our business.

Items excluded from this non-IFRS measure are significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for analysis of our results reported in accordance with IFRS, including loss for the period. Some of the limitations are:

•	Adjusted EBITDA does not reflect our share-based payments, income tax expense (benefit) or the amounts necessary to pay our taxes;
•

although depreciation and amortization are eliminated in the calculation of Adjusted EBITDA, the assets being depreciated and amortized will often have to be replaced in the future and such measures do not reflect any costs for such replacements; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Due to these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these and other limitations by providing a reconciliation of Adjusted EBITDA to the most directly comparable IFRS financial measure, loss for the period.

The following table provides a reconciliation of loss for the period to Adjusted EBITDA for the periods indicated:

	For the three months ended		For the six months ended
	June 30,		June 30,
(USD million)	2021	2022	2021	2022
Loss for the period	(51.2)	(69.0)	(76.1)	(138.4)
Income tax expense	(0.3)	0.3	(0.0)	0.4
Net Finance costs / (income)	(0.1)	1.0	(16.0)	3.9
Depreciation and amortization	2.3	2.9	4.6	5.5
Share-based payment expense	7.6	7.6	13.4	16.1
Adjusted EBITDA	(41.6)	(57.2)	(74.2)	(112.5)

Constant currency data

Certain metrics have also been presented on a constant currency basis. We use constant currency information to provide us with a picture of underlying business dynamics, excluding currency effects.

Constant currency metrics are calculated using the average monthly exchange rates for each month during 2021 and applying them to the corresponding months in 2022, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. Constant currency information is not a measure calculated in accordance with IFRS. While we believe that constant currency information may be useful to investors in understanding and evaluating our results of operations in the same manner as our management, our use of constant currency metrics has limitations as an analytical tool, and you should not consider it in isolation, or as an alternative to, or a substitute for analysis of our financial results as reported under IFRS. Further, other companies, including companies in our industry, may report the impact of fluctuations in foreign currency exchange rates differently, which may reduce the value of our constant currency information as a comparative measure.

The following table sets forth the constant currency data for selected metrics.

	For the three months ended June 30
	As reported		YoY	As reported	Constant currency	YoY
In USD million, except percentages	2021	2022	Change	2021	2022	Change
GMV	223.5	271.1	21.3%	223.5	299.5	34.0%
TPV	56.6	74.2	31.0%	56.6	82.1	45.0%
TPV as % of GMV	25.3%	27.4%		25.3%	27.4%

Gross Profit	26.8	30.4	13.6%	26.8	33.1	23.7%
Fulfillment expense	(19.1)	(27.8)	45.8%	(19.1)	(30.8)	61.6%
Gross Profit after Fulfillment expense	7.7	2.6	(66.4)%	7.7	2.3	(70.6)%
Sales and Advertising expense	(17.1)	(22.2)	29.7%	(17.1)	(23.2)	36.0%
Technology and Content expense	(8.4)	(14.3)	70.5%	(8.4)	(15.4)	83.5%
G&A expense, excluding SBC	(26.6)	(26.6)	0.0%	(26.6)	(29.5)	10.8%
Adjusted EBITDA	(41.6)	(57.2)	37.4%	(41.6)	(62.2)	49.3%
Operating Loss	(51.6)	(67.7)	31.3%	(51.6)	(73.9)	43.4%